Schering voluntarily recalls Ultravist(r)Injection 370 mgI/ml

Recall does not affect other Ultravist(r) concentrations
Root cause analysis is under way

Berlin, July 31, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) is voluntarily recalling its X-ray contrast agent Ultravist(r) Injection 370 mgI/ml (iopromide injection) due to the potential that particulate matter in conjunction with crystallization may be present in the product.
This recall does not include other concentrations of Ultravist (150 mgI/ml, 240 mgI/ml, 300mgI/ml). Production of Ultravist 370mgI/ml in China and South Korea is not affected, and domestic supply in these two countries will continue. In Japan, only Proscope(r) 370mgI/ml, in Spain, also Clarograf(r) 370 mgI/ml is affected*.

Hospitals, imaging centers and other healthcare facilities should not use any Ultravist(r) Injection 370 mgI/ml for patient care and should immediately quarantine any product for return.

"Patient safety is our primary concern, and we are committed to taking necessary steps in order to protect patients from any potential safety risks," said Dr. Karin Dorrepaal, member of the Executive Board of Schering AG, responsible for Diagnostic Imaging.

Schering is undertaking this recall of Ultravist 370 mgI/ml due to the possible presence of particulate matter in conjunction with crystallization in consideration of the potential for thromboembolic safety problems if the product is administered to patients.
On Thursday, July 20, 2006, Berlex, Inc., the U.S. affiliate of Schering
AG, Germany, voluntarily recalled a single lot of Ultravist(r) Injection 370 mgI/ml, 125 ml lot number 41500A (NDC 50419-346-12, EXP 01/2007) in the
U.S. due to the presence of particulate matter in conjunction with crystallization.

While Schering is investigating the situation it is taking precautionary action and removing the concerned lots of this product. Berlex has informed the FDA of its actions and maintains a close ongoing dialog with the agency. Authorities in other countries have also been informed by Schering. As is standard practice, all parenteral drug products should be inspected visually for particulate matter and discoloration prior to administration, and should not be used if particulates are observed or marked discoloration has occurred.

*Proscope 370 mgI/ml is the trade name of Ultravist 370 mgI/ml in Japan, Clarograf 370 mgI/ml is also the trade name of Ultravist 370 mgI/ml in Spain.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Verena von Bassewitz, T: +49-30-468 19 22 06, verena.vonbassewitz@schering.de
Investor Relations: Dr Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de
Pharma Communication: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contact in the U.S.:
Media Relations: Kimberly Wix, T: +1-973-305 5258, kimberly_wix@berlex.com


Find additional information at: www.schering.de/eng